FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2012
Kokomo Enterprises Inc.


Filer# 0-16353
Suite 1000, 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.
Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...    No.X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


EXHIBIT
Exhibit	99.1	News Release dated June 20, 2012




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kokomo Enterprises Inc.

By: "Bedo H. Kalpakian"
(Signature)
President & Director

 Date:  July 6, 2012.